

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 16, 2006

Mr. Marcel Smits
Chief Financial Officer
Koninklijke KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands

      Re: Koninklijke KPN N.V.
              Form 20-F for Fiscal Year Ended December 31, 2005
              Filed March 14, 2006
              File No. 1-13980

Dear Mr. Smits:

      We have completed our review of your Form 20-F and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director